SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For January 6, 2014

PACIFIC THERAPEUTICS LTD.

(Translation of registrant’s name into English)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada
Tel: 604-738-1049
Fax: 604-738-1094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

The Company announced on January 6, 2014 that it will extend the expiry dates of 3,133,334 outstanding common share purchase warrants (the “Warrants”) of the Company, which were issued in connection with the Company’s Irrevocable Subscription Agreement financing in 2011 as well as a private placement on February 28, 2011. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety.

Exhibit No.	Description
99.1	Press Release by Pacific Therapeutics, Ltd., dated January 6, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2014

PACIFIC THERAPEUTICS LTD

By:	/s/ Douglas H. Unwin
Name:	Douglas H. Unwin
Title:	CEO